UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-38049

Azul S.A.
(Name of Registrant)

Edifício Jatobá, 8th Floor, Condomínio Castelo Branco Office Park
Avenida Marcos Penteado de Ulhôa Rodrigues, No. 939
Tamboré, Barueri, SP, 06460-040, Brazil
+55 (11) 4831 2880
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Notice of Annual General Meeting

On March 31, 2026, Azul S.A. (the “Company”) published a notice of the annual general meeting of the shareholders of the Company, to be held, on first call, on April 30, 2026, at 4:00 p.m. (Brazil time) (the “Annual General Meeting”), to deliberate on the following matters (each of which is more fully described in the Management Proposal (as defined below)):

(1)	approval of the Company’s accounts and financial statements for the fiscal year ended December 31, 2025, together with the management report, the opinion issued by the Company’s independent auditors, the report of the Company’s audit committee and the opinion of the Company’s fiscal council;

(2)	as required by applicable law, approval of the absorption of the Company’s net income for the fiscal year ended December 31, 2025, by the accumulated losses from prior fiscal years, to reduce the Company’s accumulated losses; and

(3)	approval of the ordinary aggregate annual compensation of the members of the Company’s Board of Directors, the Strategy Committee and the Executive Board for the fiscal year ending December 31, 2026.

Although not on the agenda of the Annual General Meeting, CVM Resolution No. 77, of March 29, 2022, allows shareholders representing at least two percent (2%) of the total common shares issued by the Company to request the installation of a Fiscal Council. Therefore, by legal requirement, and in view of the fact that the term of office of the current members of the Company’s Fiscal Council ends on the date of the Annual General Meeting, the Company’s ballot in respect of the Annual General Meeting contains a question as to whether the shareholder wishes to request the installation of a Fiscal Council, under the terms of article 161 of Law No. 6,404, of 1976. As described in the Management Proposal, the Company is of the view that the Strategic Committee and the Audit Committee are sufficient to adequately perform the supervisory functions that would otherwise be exercised by the Fiscal Council and that the installation of the Fiscal Council would be redundant and would represent an additional cost without providing incremental value at this time.

A copy of the proposal of the management of the Company in respect of the Annual General Meeting is attached hereto as Exhibit 99.1 (the “Management Proposal”).

The quorum required for the opening of the Annual General Meeting is one quarter (1/4) of the voting shares issued by the Company. If the statutory quorum is not reached, the Company shall publish a new call notice announcing the date of the Annual General Meeting to be held on second call (the quorum for which shall be satisfied by the presence of any number of shareholders).

The matters included in the agenda of the Annual General Meeting shall be approved if the Company obtains the affirmative vote of shareholders representing the majority of the common shares issued by the Company that are present at the Annual General Meeting.

Procedures for Voting ADSs

In relation to the common shares of the Company that are held in the form of American depositary shares (“ADSs”), Citibank, N.A., the depositary in respect of the ADSs (the “Depositary”) has established a record date for the Annual General Meeting of April 2, 2026 (the “ADS Record Date”). Accordingly, subject to compliance with customary procedures and subject to the terms of the deposit agreement in respect of the ADSs, holders of ADSs as of the ADS Record Date shall be entitled to instruct the Depositary to vote the ADSs held by them.

The manner in which holders of ADSs can instruct the Depositary to vote depends on the manner in which the holder held their ADSs on the ADS Record Date:

(1)	Holders of ADSs who, on the ADS Record Date, held their ADS in brokerage and custodian accounts via The Depository Trust Company (“DTC”) will be able to instruct the Depositary to vote their ADSs by following the customary procedures of brokers and custodians for corporate actions of this type (which often involves the relevant holder receiving an email or other electronic message providing instructions on how to vote).

(2)	Holders of ADSs who, on the ADS Record Date, held their ADS in via the Direct Registration System (“DRS”) administered by DTC will be physically mailed a voting instructions form (the “Voting Instructions”) to be completed and returned to the Depositary, as described in the Voting Instructions. Holders of ADSs can also send an email to both ri@voeazul.com.br and HLAzul@hoganlovells.com to request a PDF copy of their personalized Voting Instructions.

Holders who received ADSs pursuant to the Company’s equity rights offering that settled on February 20, 2026 in connection with the Company’s plan of reorganization filed in the Chapter 11 bankruptcy proceedings under the United Stated Bankruptcy Code (the “Chapter 11 Plan”) were delivered ADSs through their brokerage and custodian accounts, and therefore should follow the procedure described in paragraph (1) above in respect of such number of ADSs received in that manner.

Holders who received ADSs pursuant to the equitization of first lien and second lien claims pursuant to the Chapter 11 Plan were delivered ADS through DRS. Accordingly, unless such holders had transferred their ADSs into a brokerage or custodian account prior to the ADS Record Date, such holders should follow the procedure described in paragraph (2) above in respect of such number of ADSs received in that manner.

Therefore, holders of ADSs who hold through both of the manners described above would need to follow both procedures described above in order to vote the totality of their holdings of ADSs.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Management Proposal in respect of the Annual General Meeting to be held on April 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2026

Azul S.A.

By: /s/ Alexandre Wagner Malfitani
Name: Alexandre Wagner Malfitani
Title: Chief Financial Officer